`                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
    (RULE 14D-100) TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                           COMMERCIAL METALS COMPANY
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               IEP Metals Sub LLC
                               Icahn Partners LP
                         Icahn Partners Master Fund LP
                       Icahn Partners Master Fund II L.P.
                      Icahn Partners Master Fund III L.P.
                         High River Limited Partnership
                             Hopper Investments LLC
                                 Barberry Corp.
                                Icahn Onshore LP
                               Icahn Offshore LP
                               Icahn Capital L.P.
                                   IPH GP LLC
                        Icahn Enterprises Holdings L.P.
                          Icahn Enterprises G.P. Inc.
                                 Beckton Corp.
                                 Carl C. Icahn
                           (NAMES OF FILING PERSONS)*

                         COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                   201723103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            KEITH L. SCHAITKIN, ESQ.
                                GENERAL COUNSEL
                                ICAHN CAPITAL LP
                          767 FIFTH AVENUE, 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                                 (212) 702-4380
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE


TRANSACTION VALUATION:                                     AMOUNT OF FILING FEE:
----------------------                                     ---------------------
 $1,560,210,000*                                            $178,800.07**

* Calculated solely for purposes of determining the filing fee. The transaction value was calculated as follows: 104,014,000 shares of common stock of the Issuer multiplied by $15 per share. The number of shares used in the transaction value calculation is based on the 115,539,000 shares stated to be issued and outstanding according to the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on December 6, 2011, less 11,525,000 shares beneficially owned, as of December 9, 2011, by the Offeror and its affiliates.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory
     #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

/x/  Check  the  box  if  any  part  of  the  fee  is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount previously paid:                            Filing Party:
$178,800.07                                        Icahn Enterprises Holdings LP
Form or registration no.: Schedule TO-T            Date Filed: December 9, 2011

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third party tender offer subject to Rule 14d-1
/ /  going-private transaction subject to Rule 13e-3
/ /  issuer tender offer subject to Rule 13e-4
/X/  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /



                     COMBINED SCHEDULE TO AND SCHEDULE 13D

     * Introductory Note: IEP Metals Sub LLC and Icahn Enterprises Holdings L.P. are co-bidders for all purposes in the Offer. IEP Metals Sub LLC is a wholly-owned subsidiary of Icahn Enterprises Holdings L.P.

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on December 9, 2011 (as amended, the "Schedule TO") relating to the offer by IEP Metals Sub LLC, a Delaware limited liability company ("IEP Metals Sub") and Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings", and together with IEP Metals Sub, the "Offeror"), to purchase for cash all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of Commercial Metals Company, a Delaware corporation ("Commercial Metals"), including the associated rights issued pursuant to the Rights Agreement, dated as of July 30, 2011, between Commercial Metals and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent, that are issued and outstanding (the "Rights", and together with the Common Stock, the "Shares") at a price of $15.00 per Share, without interest and less any required withholding taxes, if any. Both IEP Metals Sub and Icahn Enterprises Holdings are co-bidders for all purposes in the Offer. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed in the Schedule TO.

     The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated December 9, 2011 (the "Offer to Purchase"). The Offer to Purchase, the related Letter of Transmittal (the "Letter of Transmittal") and Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits
(a)(1)(i),  (a)(1)(ii)  and  (a)(1)(iii),  respectively, constitute the "Offer".

     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

     As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the joint statement on Schedule 13D filed on July 28, 2011, as amended, by Icahn Enterprises Holdings, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn (collectively, the "Icahn Entities").


ITEMS 1-11

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by the addition of the following:

On December 9, 2011, Icahn Enterprises LP, the parent of the Offeror, issued a press release relating to the Offer. A copy of this press release is filed herewith as Exhibit (a)(5)(iii) and incorporated herein by reference.

ITEM 12.     EXHIBITS

Exhibit No.         Description
-----------         -----------
(a)(5)(iii)         Press Release issued by Icahn Enterprises LP, dated December
                    9,  2011

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            ICAHN PARTNERS LP

                                            By:  /S/  EDWARD MATTNER
                                                 -------------------
                                                 Name: EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND LP

                                            By:  /S/ EDWARD MATTNER
                                                 ------------------
                                                 Name: EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND II LP

                                            By: /S/ EDWARD MATTNER
                                                ------------------
                                                Name: EDWARD MATTNER
                                                Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND III LP

                                            By: /S/ EDWARD MATTNER
                                                ------------------
                                                Name: EDWARD MATTNER
                                                Title: AUTHORIZED SIGNATORY


                                            HIGH RIVER LIMITED PARTNERSHIP

                                            BY: HOPPER INVESTMENTS LLC, ITS
                                                GENERAL PARTNER

                                            BY: BARBERRY CORP., ITS SOLE MEMBER

                                            By: /S/ EDWARD MATTNER
                                                ------------------
                                                Name: EDWARD MATTNER
                                                Title: AUTHORIZED SIGNATORY


                                            HOPPER INVESTMENTS LLC
                                            BY: BARBERRY CORP., ITS SOLE MEMBER

                                            By: /S/ EDWARD MATTNER
                                                ------------------
                                                Name: EDWARD MATTNER
                                                Title: AUTHORIZED SIGNATORY


                                            BARBERRY CORP.

                                            By: /S/ EDWARD MATTNER
                                                ------------------
                                                Name: EDWARD MATTNER
                                                Title: AUTHORIZED SIGNATORY


                                            ICAHN ONSHORE LP

                                            By: /S/ EDWARD MATTNER
                                                ------------------
                                                Name: EDWARD MATTNER
                                                Title: AUTHORIZED SIGNATORY


                                            ICAHN OFFSHORE LP

                                            By: /S/ EDWARD MATTNER
                                                ------------------
                                                Name: EDWARD MATTNER
                                                Title: AUTHORIZED SIGNATORY





                                            ICAHN CAPITAL LP

                                            By: /S/ EDWARD MATTNER
                                                ------------------
                                                Name: EDWARD MATTNER
                                                Title: AUTHORIZED SIGNATORY


                                            IPH GP LLC

                                            By: /S/ EDWARD MATTNER
                                                ------------------
                                                Name: EDWARD MATTNER
                                                Title: AUTHORIZED SIGNATORY


                                            ICAHN ENTERPRISES HOLDINGS L.P.
                                            BY: ICAHN ENTERPRISES G.P. INC., ITS
                                                GENERAL PARTNER

                                            By: /S/ DOMINICK RAGONE
                                                -------------------
                                                Name: DOMINICK RAGONE
                                                Title: CHIEF FINANCIAL OFFICER


                                            IEP METALS SUB LLC
                                            BY: ICAHN ENTERPRISES HOLDINGS L.P.,
                                                ITS SOLE MEMBER
                                            BY: ICAHN ENTERPRISES G.P. INC., ITS
                                                GENERAL PARTNER

                                            By: /S/ DOMINICK RAGONE
                                                -------------------
                                                Name: DOMINICK RAGONE
                                                Title: CHIEF FINANCIAL OFFICER


                                                /S/ CARL C. ICAHN
                                                -----------------
                                                Name: CARL C. ICAHN

Date: December 9, 2011

                                 EXHIBIT INDEX

Exhibit No.         Description
-----------         -----------

(a)(1)(i)           Offer  to  Purchase,  dated  December  9,  2011*

(a)(1)(ii) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number)*

(a)(1)(iii)         Notice of Guaranteed Delivery*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)           Letter to Clients*

(a)(5)(i) Summary Advertisement as published in the New York Times, by the Offeror, on December 9, 2011*

(a)(5)(ii) Press Release of the Offeror, dated December 6, 2011 (incorporated by reference to Exhibit 1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 6, 2011)*

(a)(5)(iii)         Press  Release of Icahn  Enterprises L.P., dated December 9,
                    2011

(b)                 None.

(d)                 None.

(g)                 None.

(h)                 None.

______________________
*    Previously  Filed

                                                             EXHIBIT (a)(5)(iii)

                             ICAHN ENTERPRISES L.P.


ICAHN ENTERPRISES HOLDINGS L.P. LAUNCHES TENDER OFFER FOR ALL OF THE OUTSTANDING
              SHARES OF COMMERCIAL METALS COMPANY AT $15 PER SHARE

                     URGES SHAREHOLDERS TO TENDER PROMPTLY


CONTACT:  SUSAN  GORDON  (212)  702-4309

NEW YORK, NEW YORK, DECEMBER 9, 2011 - Icahn Enterprises Holdings L.P. (a subsidiary of Icahn Enterprises LP (NYSE: IEP)) today stated that its subsidiary, IEP Metals Sub LLC, has commenced the previously announced tender offer (the "Offer") for all of the outstanding shares of common stock of Commercial Metals Company (the "Company") at $15 per share net to the seller in cash.

Mr.  Icahn  stated:

"We urge you to tender your shares early. I AM OPTIMISTIC THAT A SIGNIFICANT AMOUNT OF TENDERS BY STOCKHOLDERS WILL BECOME A SELF FULFILLING PROPHECY, AND WILL COMPEL THE BOARD TO DO THE RIGHT THING BY REDEEMING THE POISON PILL AND WAIVING DELAWARE 203, SO THAT THE TENDER OFFER CAN CLOSE. All tendered shares will have withdrawal rights, so that a tendering shareholder can freely withdraw tendered shares."

If the Board, even after hearing from a majority of shareholders (including Icahn), fails to lift the poison pill and waive Section 203, the Offer will remain open while Icahn seeks a court order compelling the Board to redeem the poison pill and waive Section 203 so that the shareholders can receive their money. Mr. Icahn noted, "we will fight this case all the way to the Delaware Supreme Court, and it is our belief, that we will prevail on the merits and that the court would order the Board to redeem the pill and waive Section 203 so that the shareholders can be paid."

The Offer price represents a premium of 31% over the $11.45 closing price of the Common Stock on November 25, 2011, the day prior to Icahn's announced offer to acquire the Company by merger. Additionally, it should be noted that the average trading price for the 90 days prior to November 25, 2011 was $11.43. It should also be noted that the Offer price represents a premium of 72.6% from the $8.60 low for this year on October 3, 2011.

Closing of the Offer will not be subject to any due diligence or financing conditions, but will be subject to the redemption by the Company's Board of Directors of the recently adopted "poison pill" and waiver by the Board of Directors of Section 203 of the Delaware General Corporation Law, as well as other customary conditions. The tender offer will be subject to there being validly tendered and not withdrawn at least 40.1% of the issued and outstanding shares of the Company. That number of shares, when added to the shares already owned by the offeror and its affiliates, represents a majority of the issued and outstanding shares of the Company on a fully diluted basis. The Offer will include withdrawal rights so that a tendering shareholder can freely withdraw shares.

Additional information concerning the Offer is set forth in an advertisement appearing in today's New York Times. The offering documents for the Offer are being filed today with the Securities and Exchange Commission and may be obtained by contacting the information agent for the Offer:


                             D.F. KING & CO., INC.
                                48 Wall Street,
                                   22nd Floor
                               New York, NY 10005
         Banks and Brokerage Firms Please Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 967-7921
                         Email: information@dfking.com



ABOUT  ICAHN  ENTERPRISES  L.P.

Icahn Enterprises L.P. (NYSE: IEP), a master limited partnership, is a diversified holding company engaged in eight primary business segments:
Investment, Automotive, Gaming, Railcar, Food Packaging, Metals, Real Estate and Home Fashion.

NOTICE TO INVESTORS
-------------------
This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to buy shares of Commercial Metals Company (the "Company") common stock was made pursuant to an offer to purchase and related materials that IEP Metals Sub LLC, ("Offeror"), an indirectly wholly owned subsidiary of Icahn Enterprises Holdings LP, as co-bidder, filed with the Securities and Exchange Commission (the "SEC") on December 9, 2011. On December 9, 2011, the Offeror and co-bidder also filed a tender offer statement on Schedule TO with the SEC relating to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) contain, and the solicitation/recommendation statement will contain, when available, important information that should be read carefully and considered before any decision is made with respect to the tender offer. The tender offer materials will be sent free of charge to all stockholders of the Company on or about December 9, 2011.

All of these materials (and all other materials filed by the Offeror or the Company with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by directing a request to D.F. King & Co., Inc. by mail to 48 Wall Street, 22nd Floor, New York, New York 10005, or by calling toll-free (800) 967-7921 or (212) 269-5550.


CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Results for any interim period are not necessarily indicative of results for any full fiscal period. This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, many of which are beyond our ability to control or predict. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Icahn Enterprises L.P. and its subsidiaries. Among these risks and uncertainties are risks related to economic downturns, substantial competition and rising operating costs; risks related to our investment activities, including the nature of the investments made by the private funds in which we invest, losses in the private funds and loss of key employees; risks related to our automotive activities, including exposure to adverse conditions in the automotive industry, and risks related to operations in foreign countries; risk related to our gaming operations, including reductions in discretionary spending due to a downturn in the local, regional or national economy, intense competition in the gaming industry from present and emerging internet online markets and extensive regulation; risks related to our railcar activities, including reliance upon a small number of customers that represent a large percentage of revenues and backlog, the health of and prospects for the overall railcar industry and the cyclical nature of the railcar manufacturing business; risks related to our food packaging activities, including competition from better capitalized competitors, inability of its suppliers to timely deliver raw materials, and the failure to effectively respond to industry changes in casings technology; risks related to our scrap metals activities, including potential environmental exposure; risks related to our real estate activities, including the extent of any tenant bankruptcies and insolvencies; risks related to our home fashion operations, including changes in the availability and price of raw materials, and changes in transportation costs and delivery times; and other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission. Past performance in our Investment segment is not necessarily indicative of future performance. We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.